Exhibit 99.3

CERTIFICATION PURSUANT TO 18 U.S.C. SECTION 1350, AS ADOPTED PURSUANT TO SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of Tournigan Gold Corporation (the "Company") on Form 40-F for the 13 months ended September 30, 2007, as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, James Walchuck, President & Chief Executive Officer of the Company, certify, pursuant to 18 U.S.C. section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that to the best of my knowledge:

1. The Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

2. The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

By: /s/ "James Walchuck"
      James Walchuck
      President & Chief Executive Officer

January 28, 2008